Exhibit 99.1

Date: April 1, 2025		100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: New York Stock Exchange

Subject: BROOKFIELD RENEWABLE CORPORATION

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 28, 2025
Record Date for Voting (if applicable) :	April 28, 2025
Beneficial Ownership Determination Date :	April 28, 2025
Meeting Date :	June 16, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SV SHRS	11285B108	CA11285B1085
CLASS B MULTIPLE VOTING SHRS	N/A	N/A

Sincerely, Computershare Agent for BROOKFIELD RENEWABLE CORPORATION